UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                    FORM 12b-25

                          NOTIFICATION OF LATE FILING

                       Commission file number 001-12055

(Check One):

(X) Form 10-K and Form 10-KSB     ( )Form 20-F     ( ) Form 11-K
( ) Form 10-Q and Form 10QSB      ( ) Form N-SAR

For Period Ended : December 31, 1998

( ) Transition report on Form 10-K   ( ) Transition Report on Form 20-F
( ) Transition Report on Form 11-K   ( ) Transition Report on Form 10-Q
( ) Transition Report on Form N-SAR

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein

PART 1 - REGISTRANT INFORMATION
-------------------------------

                       PARACELSUS HEALTHCARE CORPORATION
                             (Name of Registrant)

                        515 West Greens Road, Suite 800
                    (Address of Principal Executive Office)

                             Houston, Texas 77067
                          (City, State and Zip Code)

PART II - RULES 12b-25(b) and (c)
---------------------------------

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate):

( X ) (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

( X ) (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date;or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(   )  (c)  The accountant's statement or other exhibit required by Rule
       12b-25(c)has been attached if applicable.

PART III - NARRATIVE
--------------------

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period:

As previously reported, Paracelsus Healthcare Corporation (the "Company") is a defendant in multiple class and derivative actions arising out of or related to the merger of the Company and Champion Healthcare Corporation in August 1996. On March 24, 1999, the Company and the affected parties entered into three separate but interrelated agreements providing for a proposed global settlement of substantially all claims in these class and derivative actions. The Company is addressing certain accounting issues relating to the terms of the proposed global settlement. In connection therewith, the Company's filing of the Annual Report on Form 10-K for the year ended December 31, 1998 is delayed.

PART IV - OTHER INFORMATION
--------------------------
(1) Name and telephone number of person to contact in regard to this notification.

            ROBERT M. STARLING                      (281) 774-5100
          ----------------------                   ----------------
                 (Name)                     (Area code and telephone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If the answer is no, identify report(s)

                         ( X )   YES          (   )   NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                         (   )   YES          ( X )   NO


    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made

                       PARACELSUS HEALTHCARE CORPORATION
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

              March 31, 1999                  \s\ James G. VanDevender
            --------------------              ---------------------------
                  (Date)                      James G. VanDevender
                                              Senior Executive Vice President,
                                              Chief Financial Officer and
                                              Director